UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42308

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On May 29, 2026, Click Holdings Limited (“Click” or the “Company”) issued a press release (the “Press Release”) as Exhibit 99.1 to this Form 6-K, announcing an acquisition. The board of directors of the Company is pleased to announce that, on May 29, 2026, the Company entered into the Sale and Purchase Agreement (the “SPA”) with the sole shareholder of Axiom Digital Limited (the “Axiom”), pursuant to which the Company agreed to acquire 100% equity interest in the Axiom. The consideration shall be settled by the issuance of 4,500,000 Class A ordinary shares and 800,000 Class B ordinary shares of the Company.

Axiom is wholly owned by Mr. Chan Chun Sing, Chief Executive Officer and Chairman of the Company. Axiom operates an integrated platform that streamlines salary payments between construction workers and subcontractors, while incorporating attendance tracking, work records, and comprehensive workforce management tools. This acquisition aligns with Click’s strategy to gain privileged access to the human resource market for the construction industry in Hong Kong. The closing is subject to the customary closing conditions and terms as stipulated in the SPA, and the acquisition is expected to close on or before June, 2026.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 29, 2026

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: May 29, 2026

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